UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IOMED, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

462028101

(CUSIP Number)

D. Stephen Antion

Ridgestone Corporation

10877 Wilshire Blvd, Suite 2000

Los Angeles, CA 90024

(310) 209-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ridgestone Corporation 95-4629204

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,058,400 (If Series D Non-Voting Preferred are converted: 1,505,301)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,505,301

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,505,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1% (If all Series D Non-Voting Preferred are converted)

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the common stock, no par value per share (the “Common Stock”), of IOMED, Inc., a Utah corporation (the “Issuer”).  The Issuer’s principal executive office is located at 2441 South 3850 West, Salt Lake City, Utah 84120.

Item 2.	Identity and Background

(a)   This statement is filed by Ridgestone Corporation, a Delaware corporation.  Ridgestone Corporation is sometimes referred to herein as the “Reporting Person.”  The Reporting Person disclaims membership of a “group” within the meaning of Rule 13d-5(b) promulgated under the Securities and Exchange Act of 1934, as amended (the “Act”).

Abbott L. Brown is Ridgestone’s Chairman of the Board, Chief Executive Officer and founding shareholder.  Mr. Brown was an executive officer and member of the Board of Directors of Global Crossing Ltd. from 1998 to 2000.  From 1994 to 1998, Mr. Brown was managing director and chief financial officer of Pacific Capital Group, a merchant banking firm.

Linda L. Brown serves as a Director of Ridgestone Corporation and is the Vice President and Secretary of Ridgestone Corporation.
D. Stephen Antion is the President of Ridgestone. Prior to joining Ridgestone in 2000, Mr. Antion was a partner at O’Melveny & Myers LLP in Los Angeles.
(b) The principal business address of the Reporting Person is 10877 Wilshire Blvd., Suite 2000, Los Angeles, CA 90024.

(c)   Ridgestone is a private investment company focused on owning, operating and financing middle market companies.  Ridgestone’s directors and executive officers are Abbott L. Brown, Linda L. Brown and D. Stephen Antion.

(d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal violation (excluding traffic violations and similar misdemeanors).

(e)   None of the persons or entities named in this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the above-named individuals are United States citizens.
Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person used $1,952,150 from available capital to purchase the shares of Common Stock and $1,050,217 from available capital to purchase Series D Non-Voting Preferred Shares.

Item 4.	Purpose of Transaction

The Reporting Person purchased the Common Stock and Series D Non-Voting Preferred Shares (which is convertible into Common Stock) based on the Reporting Person’s belief that the Common Stock at current market prices is undervalued and represents an attractive investment opportunity. As noted in the Reporting Person’s Schedule 13D filing of April 8, 2005, the Reporting Person believes the Issuer’s Common Stock is substantially undervalued. Depending upon overall market conditions, other investment opportunities available to the Reporting Person and the availability of Common Stock (or equivalents) at prices that would make the purchase of additional Common Stock desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not as of the date of this filing have any specific plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Person intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Person is encouraged by the Issuer’s announcement on September 15, 2005 that Seven Hills Partners LLC was retained to explore strategies for maximizing shareholder value.  However, the Reporting Person continues to advocate a substantial distribution of cash to shareholders by the Issuer, in addition to a potential sale of the business, as the best means for enhancing shareholder value.  Further, the Issuer has certain intellectual property assets not utilized in its operating business and selling these assets separately from the operating business may generate the highest total value for shareholders. Depending on various factors including, without limitation, the Issuer’s financial position and strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)   and (b)  Based upon information contained in the Issuer’s most recently filed Form 10-QSB filed with the Commission on May 13, 2005, as of April 30, 2005 there were 6,585,213 shares of Common Stock issued and outstanding and the Reporting Person has used this number to determine its individual percentage interest in the Issuer’s Common Stock.

The aggregate number of shares of Common Stock of the Issuer that Ridgestone Corporation owns is 1,058,400 which constitutes 16.1% of the outstanding shares of Common Stock.  In addition, Ridgestone Corporation owns 446,901 shares of Series D Non-Voting Preferred Shares of the Issuer, which are convertible on a one-for-one basis into Common Stock.  If all outstanding Series D Non-Voting Preferred Shares of the Issuer were converted, Ridgestone Corporation would own 20.1% of the outstanding Common Stock.   Abbott L. Brown and Linda Brown, the directors of Ridgestone, share the power to vote or to direct the vote of and to dispose of or to direct the disposition of all such shares.

(c)   During the past 60 days, Ridgestone Corporation has had no transactions in the Common Stock of the Issuer.  However, on September 27, 2005, Ridgestone purchased a total of 446,901 shares of Series D Non-Voting Preferred Shares of the Issuer in two private transactions.

(d)   The Reporting Person affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares owned by the Reporting Person.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Christopher S. Kiper is an employee of Ridgestone Corporation.  He and D. Stephen Antion have profit participations in connection with Ridgestone Corporation’s ownership of the Issuer’s Common Stock.  Linda L. Brown is the wife of Abbott L. Brown.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2005

Ridgestone Corporation

By:
Name: Abbott L. Brown
Title: Chairman and Chief Executive Officer

Abbott L. Brown

Linda L. Brown
(by Abbott L. Brown, attorney-in-fact)